Exhibit 4

Annex I(B)

Unaudited* Special Merger Individual Financial Statements of Cablevisión, as of March 31, 2017.

* The special merger financial statements attached hereto were prepared to comply with local Argentine laws and were subject to an audit performed under International Standards on Auditing (ISAs). Such financial statements were not audited in accordance with PCAOB Standards or US GAAS and do not comply with SEC requirements.

Free translation from the original prepared in Spanish for publication in Argentina

Cablevisión S.A.

Unaudited Special Merger Individual Financial Statement*

as of  March 31, 2017

*For the purpose of translation into English, the terms “Special Merger Individual Financial Statement” and “Special Parent Company Only Financial Statement For Merger” have been used indistinctly in this financial statement.

Index

Free translation from the original prepared in Spanish for publication in Argentina

Special Parent Company Only Financial Statements for merger

Special Parent Company Only Statement of Financial Position for merger.

Notes to the Special Parent Company Only Financial Statements for merger

1.	Purpose of the Special Parent Company Only Financial Statements for merger.
2.	Basis of preparation and presentation of the Special Parent Company Only Financial Statements for merger.
	2.1.	Basis of preparation.
	2.2.	Standards and Interpretations issued but not adopted to date.
	2.3.	Standards and Interpretations issued adopted to date.
	2.4.	Revenue in associated companies.
	2.5.	Business combinations.
	2.6.	Goodwill.
	2.7.	Revenue recognition.
	2.8.	Leases.
	2.9.	Foreign currency and functional currency.
	2.10.	Current and deferred income tax.
	2.11.	Property, plant and equipment.
	2.12.	Intangible assets.
	2.13.	Impairment of non-financial assets except goodwill.
	2.14.	Inventories.
	2.15.	Other assets.
	2.16.	Provisions and other charges.
	2.17.	Financial instruments.
	2.18.	Other payables.
	2.19.	Capital.
	2.20.	Distribution of dividends.
	2.21.	Interests in joint operations.
3.	Accounting estimates and judgments.
4.	Acquisition of companies and company reorganization processes.
5.	Detail of the main items of the Special Parent Company Only Financial Statements for merger.
6.	Balance with related parties.
7.	Share Capital.
8.	Reserves, accumulated results and dividends.
9.	Regulatory Framework.
	9.1.	Matters related to the regulatory situation of the Company.
10.	Provisions and other charges.
11.	Approval of financial statements of the Special Parent Company Only Financial Statements for merger.

Cablevisión S.A.

Legal Address:	Gral. Hornos 690 — Autonomous City of Buenos Aires, Republic of Argentina

Main Company’s business:

Provision of Information and Communication Technology Services (“ICT Services”), be they fixed, mobile, wired, wireless, national or international services, with or without own infrastructure, and provision of Audiovisual Communication Services. Provision, lease, sale and marketing, under any title, of equipment, infrastructure, goods and services of any type, related or supplementary to ICT services and to Audiovisual Communication Services. Execution of works and provision of any class of services related to ICT Services and to Audiovisual Communication Services. Investments and Financial Transactions

Special Parent Company Only Financial Statement for Merger

as of March 31, 2017

REGISTRATION DATE IN THE SUPERINTENDENCY OF CORPORATIONS:

Bylaws:	August 29, 1979
Latest amendment of Bylaws:	March 14, 2017

Registration number in the Superintendency of Corporations:	172,061

Bylaws expiration date:	August 29, 2078

Information about the parent company: (direct and indirect interests held)
Denomination:	Cablevision Holding S.A. (See Note 7)
Legal address:	Tacuari 1,842 — 4° Floor - Autonomous City of Buenos Aires, Republic of Argentina

CAPITAL STRUCTURE

Subscribed, paid-in and inscribed
03.31.2017
Ps.
Common book-entry Class “A” shares, with a nominal value of Ps. 10,000, and entitled to one vote per share.	960,060,000
Common book-entry Class “B” shares, with a nominal value of Ps. 10,000, and entitled to one vote per share.	239,940,000
1,200,000,000

Cablevisión S.A.

Special Parent Company Only Statement of Financial Position for merger

As of March 31, 2017

(In Pesos)

03.31.2017
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	16,062,465,078
Intangible assets	43,473,696
Goodwill	2,892,848,578
Deferred tax asset	50,247,856
Investments in associates	5,538,539,526
Investments	359,560,897
Other receivables	313,087,688
Total non-current assets	25,260,223,319

CURRENT ASSETS
Inventories	12,262,628
Trade receivables	1,652,309,687
Other receivables	975,951,934
Investments	1,930,828,128
Cash and banks	638,287,082
Total current assets	5,209,639,459

Total assets	30,469,862,778

SHAREHOLDERS’ EQUITY (as per related statement)
Shareholders contributions	1,200,000,000
Reserves and accumulated results	10,277,331,437
Total shareholders’ equity	11,477,331,437

LIABILITIES
NON-CURRENT LIABILITIES
Bank and financial debt	8,392,281,288
Provisions and other charges	343,534,225
Taxes payable	4,488,472
Other payables	109,188,003
Total non-current liabilities	8,849,491,988

CURRENT LIABILITIES
Bank and financial debt	1,017,968,327
Taxes payable	2,330,772,875
Other payables	2,879,870,369
Accounts payable and others	3,914,427,782
Total current liabilities	10,143,039,353

Total liabilities	18,992,531,341

Total liabilities and shareholders’ equity	30,469,862,778

The accompanying notes are an integral part of this special parent company only financial statements.

Cablevisión S.A.

NOTES TO THE SPECIAL PARENT COMPANY ONLY

FINANCIAL STATEMENTS FOR MERGER

At of March 31, 2017

(In Pesos)

NOTE 1 - PURPOSE OF THE SPECIAL PARENT COMPANY ONLY FINANCIAL STATEMENTS FOR MERGER

This Special Parent Company Only Financial Statement for Merger has been prepared at the request of and for the sole purpose of being considered by the Board of Directors of Cablevisión S.A., in the first place, and subsequently by the corresponding Shareholders’ Meeting, in connection with the corporate reorganization between Telecom Argentina S.A. and Cablevisión S.A. and for its filing with the pertinent oversight agencies concerning the above-mentioned corporate reorganization.

Given its specific purpose, this Special Parent Company Only Financial Statement for Merger is not presented on a comparative basis with the previous period and does not include certain disclosure aspects required by Technical Pronouncements (“TP”) No. 26, as amended, issued by the Argentine Federation of Professional Councils in Economic Sciences, approved by the Professional Council in Economic Sciences of the City of Buenos Aires and the Argentine Securities Commission (“CNV”) and certain information required by the CNV.

This Special Parent Company Only Financial Statement for Merger does not include a full set of the financial statements of Cablevisión S.A. (hereinafter, “Cablevisión” or “the Company”) prepared in accordance with International Financial Reporting Standards.

NOTE 2 - BASIS OF PREPARATION AND PRESENTATION OF THE SPECIAL PARENT COMPANY ONLY FINANCIAL STATEMENTS FOR MERGER

2.1. Basis of preparation

In preparing this Special Parent Company Only Financial Statement for Merger, the Company has complied with the guidelines provided by TP No. 26, with the exception mentioned above related to the specific purpose of this statement.

Through General Resolutions No. 562/09 and No. 576/10, the CNV provided for the application of TP No. 26 and
No. 29 issued by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas or “FACPCE”, for its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for entities subject to the public offering regime governed by Law No. 26831, whether on account of their equity or their notes, or which have requested authorization to be subject to such regime. The FACPCE issues Adoption Communications in order to implement IASB pronouncements in Argentina.

TP No. 43 “Amendment of Technical Pronouncement No. 26”, effective for fiscal years beginning on or after January 1, 2016, sets out that parent company only financial statements shall be prepared fully in accordance with IFRS without applying any changes, i.e. complying with the full contents of those standards as issued by the IASB and with the mandatory or guiding provisions established by IASB in each document. That Pronouncement provides that for its disclosure in parent company only financial statements of entities that are required to present consolidated financial statements, the investments in subsidiaries, joint ventures and associates shall be valued under the equity method as set out by IFRS.

The Special Parent Company Only Financial Statement for Merger have been prepared in accordance with the accounting policies of the Company, that are based on the IFRS and the interpretations issued by the Interpretations Committee of the International Financial Reporting Standards (“IFRIC”).

The Special Parent Company Only Financial Statement for Merger have been prepared on the basis of historical cost, except for the valuation of financial instruments. In general, historical cost is based on the fair value of the consideration given in exchange for the assets.

International Accounting Standard (IAS) 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet closing date of the reporting period and details a series of factors that may indicate that an economy is hyperinflationary. Pursuant to the guidelines of IAS 29, there is not enough evidence to conclude that Argentina was a hyperinflationary economy in 2016 and, therefore, the Company did not apply the restatement criteria to the financial information for the years reported as established under IAS 29.

The attached information is presented in pesos (Ps.), the currency of legal tender in Argentina and has been prepared on the basis of the accounting records of the Company.

2.2. Standards and Interpretations issued but not adopted to date

The Company has not adopted the IFRS or revisions of IFRS detailed below, since their application is not required for the period ended March 31, 2017:

• IFRS 9 “Financial Instruments”: Issued in November 2009 and amended in October 2010 and July 2014, IFRS 9 introduces new requirements for the classification and measurement of financial assets and liabilities and for their derecognition. Said standard is applicable to years beginning on or after January 1, 2018.

• IFRS 15 “Revenue from ordinary activities under contracts with customers”: Issued in May 2014 and applicable to years beginning on or after January 1, 2018. It specifies how and when revenue will be recognized, as well as the additional information to be disclosed by the Company in the financial statements.

The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

• IFRS 16, “Leases”: Issued in January 2016. It establishes principles for the recognition, measurement, presentation and disclosure of leases. This standard applies to years beginning on or after January 1, 2019.

To date, the Company cannot estimate its quantitative impact because it is analyzing the corresponding accounting effects.

2.3. Standards and Interpretations issued adopted to date

As of the date of these Special Parent Company Only Financial Statement for Merger no new standards have been issued that apply to the Company in the current period.

2.4. Revenue in associated companies

The Company records the interest in its subsidiaries and associates using the equity method, as established by
TP No. 43.

A subsidiary is an entity over which the Company exercises control.

Control is presumed to exist when the Company has a right to variable returns from its interest in a subsidiary and has the ability to affect those returns through its power over the subsidiary. This power is presumed to exist when it is evidenced by the voting rights, be it that the Company has the majority of voting rights or potential voting rights currently exercised.

An associate is an entity over which the Company has significant influence, without exercising control, generally accompanied by a 20%-50% holding of the voting power.

The subsidiaries and associates net income, assets and liabilities are disclosed in these financial statements using the equity method, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations”. Under the equity method, the investment in a subsidiary or in an associate is to be initially registered at cost, and the book value will be increased or decreased to recognize the investor’s share in the comprehensive income for the year obtained by the subsidiary or the associate after the acquisition date. Any distributions received from the subsidiary or the associate will reduce the book value of the investment.

The losses incurred by an associate in excess of the Company’s interest in such company are recognized to the extent the Company has undertaken any legal or implicit obligation or has made payments on behalf of the associate.

Goodwill is recognized as any excess of the acquisition cost over the Company’s share in the net fair value of identifiable assets, liabilities and contingent liabilities of a subsidiary or associates measured at the acquisition date. Goodwill is included in the book value of the investment and tested for impairment as part of the investment. Any excess of the Company’s share in the net fair value of identifiable assets, liabilities and contingent liabilities over the acquisition cost, after its measurement at fair value, is immediately recognized in net income.

Unrealized gains or losses on transactions between the Company and the subsidiaries or the associates are eliminated considering the Company’s interest in these entities.

Where necessary, adjustments were made to the subsidiaries and associates financial statements so that their accounting policies are in line with those used by the Company.

Transactions with the non-controlling interest that do not result in a loss of control are registered as asset transactions, i.e. as transactions with the owners in their capacity as such. The difference between the fair value of the consideration paid and the part of such consideration that corresponds to the book value of the subsidiary’s net assets that underlie the acquired shares, is registered in equity. Gains or losses on sales to non controlling interests are also registered in equity.

When the Company ceases to have control, any interest retained in the entity is once again measured at its fair value as of the date on which it loses control, and the change in book value is registered in results. The fair value is the initial value for the purpose of the later registration of the retained interest as an associated company, joint arrangements or financial asset. In addition, the amounts previously recognized as other comprehensive income in respect of such entity are registered as if the Company had directly transferred the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified as income.

Companies	Main Company’s business	% percentage of direct
La Capital Cable S.A.	Closed circuit television	49.00%
PEM S.A.	Investments	100.00%
Televisión Dirigida S.A.	Cable TV station	99.99%
Cable Imagen S.R.L. (1)	Cable TV station	99.90%
Ver T.V. S.A. (1)	Cable TV station	49.00%
Teledifusora San Miguel Arcángel S.A. (1)	Cable TV station	49.10%
Adesol S.A.	Investor	100.00%
Última Milla S.A.	Network construction	95.00%
Nextel Communications Argentina S.R.L.	Telecommunication services	100.00%

(1)           Data on the issuer arising from non-accounting information.

2.5. Business combinations

The Company applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value (on the date of exchange) of the assets assigned, the liabilities incurred or assumed and the equity instruments issued by the Company in exchange for the control of the acquired company. The costs related to the acquisition are expensed as incurred.

Consideration for the acquisition includes any asset or liability arising from a contingent consideration arrangement, if any, measured at fair value at the acquisition date. Subsequent changes to such fair value, verified during the measurement period, are adjusted against the acquisition cost.

The identifiable assets, liabilities and contingent liabilities of the acquired company that meet the conditions for recognition under IFRS 3 (2008) are recognized at fair value at the acquisition date, except for certain particular cases provided by such standard.

Any excess of the acquisition cost over the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or associate measured at the acquisition date is recognized as goodwill. Any excess of the participation of the company in the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost, after measurement thereof at fair value, is immediately recognized in net income.

The acquisition cost comprises the consideration transferred and the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree, if any.

2.6. Goodwill

Goodwill arises from the acquisition of subsidiaries and refers to the excess of the cost of acquisition over the net fair value at the date of the acquisition of the identifiable assets acquired and liabilities assumed.

Goodwill is tested for impairment annually or more often if there is any evidence of impairment. To test for impairment, goodwill is allocated to each of the Company’s cash-generating units that are expected to provide benefits from the synergies of the respective combination. If the recoverable value of the cash-generating unit, i.e. the higher of the value in use or the fair value net of selling expenses, is lower than the value of the net assets allocated to that unit, including goodwill, the impairment loss is first allocated to reduce the goodwill allocated to the unit and then to the other assets of the unit, on a pro rata basis, based on the valuation of each asset in the unit. The impairment loss recognized against the valuation of goodwill is not reversed under any circumstance.

As of March 31, 2017, goodwill has not suffered any impairment.

2.7. Revenue recognition

Sales of cable or Internet services subscriptions are recognized as revenues for the period in which the services are rendered.

Revenues from the installation of these services are accrued over the average term during which clients maintain their subscription to the service. Advertising sales revenues are recognized in the period in which advertising is published or broadcast.

Revenues from transactions that include more than one item have been recognized separately to the extent they have commercial substance on their own. The amount of revenues allocated to each item is based on its fair value, which is assessed or estimated at market value.

Revenues from the sale of assets are recognized only when the risks and benefits arising from the use of the disposed assets have been transferred, the amount of revenues may be fairly estimated, and the Company is likely to obtain economic benefits.

Installment sales are recognized at the value of future income discounted at a market rate assessed at the beginning of the transaction.

2.8. Leases

A lease is classified as a financial lease when the terms of the lease transfer to the lessee substantially all the risks and benefits inherent to ownership. All other leases are classified as operating leases.

Assets held under financial leases are recognized at the lower of the fair value of the Company’s leased assets at the beginning of the lease term, or the present value of the minimum lease payments. The liability held with the lessor is included in the special parent company only financial statement as an obligation in line-item “Bank and financial debt”.

Lease payments are allocated between the finance charge and the reduction of the liabilities under the lease so as to achieve a constant interest rate on the outstanding balance. Financial expenses are charged to results during the period of the lease.

Assets held under financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Operating leases are charged to income on a straight-line basis over the term of the lease.

2.9. Foreign currency and functional currency

The individual financial information of each of the investments of the Company are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). For the purposes of the preparation of the special parent company only financial statement for merger of the company, the financial position of each entity are expressed in Argentine pesos (Argentina’s legal tender for all companies domiciled in Argentina), which is the Company’s functional currency.

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency (foreign currency) are recorded at the exchange rates prevailing on the dates on which transactions are carried out. At the end of each reporting period, monetary items denominated in foreign currency are retranslated at the exchange rates prevailing on such dates. Exchange differences are charged to net income as incurred.

In preparing the Company’s Special Parent Company Only Financial Statement for Merger, to calculate the proportional equity value of the investments of the company in companies whose functional currency is different of the Argentine Peso, asset and liability balances of these entities, are translated into pesos at the exchange rate prevailing at the end of the period, while net income is translated at the exchange rate prevailing on the transaction date. Exchange differences are recognized in other comprehensive income as “Variation in translation differences of foreign operations”.

2.10. Current and deferred income tax

The income tax charge reflects the sum of the current and deferred income tax.

Current and deferred income tax is recognized as income or expense for the year, except where it relates to items credited or debited in other comprehensive income or equity, in which case the tax is also recognized in other comprehensive income or directly in equity, respectively. In the case of a business combination, the tax effect is taken into account in the calculation of goodwill or in the determination of the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

Current tax payable is based on the taxable income recorded during the year. Taxable income and net income reported in the statement of comprehensive income differ due to revenue or expense items that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s current tax liability is calculated using the tax rate in effect as of the date of the financial statements. The current tax charge is calculated based on the tax laws and regulations in force in the countries where the entities in which the Company has investments operate.

Deferred tax is recognized on temporary differences between the book value of the assets and liabilities included in the financial statements and the corresponding tax bases used to determine taxable income. Deferred tax liabilities are generally recognized for all temporary tax differences. Deferred tax assets are recognized, for all deductible temporary differences, to the extent that it is likely that future taxable income will be available against which to charge such deductible temporary differences. These assets and liabilities are not recognized if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that does not affect the taxable or accounting income.

The book value of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer likely that sufficient taxable income will be available in the future to allow for the recovery of all or part of the asset.

Deferred taxes are recognized on temporary differences arising from investments in subsidiaries and associated companies, except for those deferred tax liabilities for which the Company may control the date on which temporary differences will revert and which are not likely to revert in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the entity expects, at the end of the reporting period, to recover or settle the book value of its assets and liabilities.

Deferred tax assets are offset against deferred tax liabilities if effective regulations allow to offset, before the tax authorities, the amounts recognized in such items, and if deferred tax assets and liabilities arise from income taxes levied by the same tax authority and the Company intends to settle its assets and liabilities on a net basis.

Under IFRS, deferred tax assets and liabilities are classified as non current assets and liabilities, respectively.

2.10.1. Tax on assets

In Argentina, the tax on assets (“impuesto a la ganancia mínima presunta”) is complementary to income tax. The Company assesses this tax at the effective rate of 1% on the taxable assets at year-end. The Company’s tax liability for each year will be equal to the higher of the tax on assets assesments or the income tax liability assessed at the legally effective rate on the estimated taxable income for the year. However, if the tax on assets exceeds the income tax liability in any given fiscal year, such excess may be creditable against any excess of income tax liability over the tax on assets in any of the following ten fiscal years.

The balance of the tax on assets has been capitalized in the special parent company only financial statement for merger for the amount estimated to be recoverable within the terms provided under the applicable statute of limitations based on the current business plans of controlled companies.

2.11. Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and any accumulated impairment loss.

Depreciation of property, plant and equipment is recognized on a straight line basis over its estimated useful life.

The estimated useful life, the residual value and the depreciation method are reviewed at the end of each year, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Works in progress are recorded at cost less any recognized impairment loss. Depreciation of these assets, as in the case of other property, begins when the assets are ready for their use.

Repair and maintenance expenses are expensed as incurred.

Borrowing costs that are directly attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of these assets until they are ready for their use or sale, according to IAS 23 (“Borrowing Costs”). The assets for which the borrowing costs are capitalized are those that require a substantial time before being ready for their use.

The gain or loss arising from the retirement or disposal of an asset is calculated as the difference between the income from the sale of the asset and the asset’s book value, and recognized in line-item “Other income and expenses net” in the statement of comprehensive income. The residual value of an asset is written down to its recoverable value if the residual value of the asset exceeds its estimated recoverable value (See Note 2.13).

The value of property, plant and equipment does not exceed its recoverable value at the end of the period.

2.12. Intangible assets

Intangible assets include trademarks and patents, exclusivity agreements, licenses, software and other rights, the purchase value of the subscriber portfolio, ongoing projects (mainly related to software development) and other intangible assets. Accounting policies on the recognition and measurement of such intangible assets are described below.

2.12.1. Intangible assets acquired separately

Intangible assets acquired separately are valued at cost net of all accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets. The Company reviews the useful lives applied, residual values and the amortization method at the end of each year, and accounts the effect of any changes in estimates on a prospective basis.

2.12.2. Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (subscriber portfolio) are identified and recognized separately with respect to goodwill when they meet the definition of intangible assets and their fair value can be measured reliably. Such intangible assets are recognized at fair value at the acquisition date.

After initial recognition, the intangible assets acquired in a business combination are valued at cost net of accumulated amortization and impairment losses, on the same basis as intangible assets acquired separately. Amortization is calculated using the straight-line method over their estimated useful lives and do not exceed a period of 10 years.

2.12.3. Information systems projects

Costs relating to the development or maintenance of computer software are generally registered as expenses as incurred. However, costs directly relating to the development, acquisition and implementation of information systems are registered as intangible assets if certain conditions are met, including their technological feasibility, the Company’s intention to complete the development of the intangible asset and its likely future benefits.

After initial recognition, internally developed intangible assets are valued at cost net of accumulated amortization and impairment losses, on the same basis as intangible assets acquired separately.

Such assets are included under in the column software (See Note 5.2).

2.13. Impairment of non-financial assets except goodwill

At the end of each financial statement, the Company tests for impairment the book value of its non financial assets with a finite useful life. If there is any sign of impairment, the recoverable value of the assets is assessed in order to determine the impairment loss (in the event the recoverable value is lower than the book value). When it is not possible to assess the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (“CGU”) to which such asset belongs. When a consistent and reasonable allocation basis may be identified, corporate assets are also allocated to an individual cash generating unit, or otherwise, they are allocated to the smallest group of cash generating units for which a consistent allocation basis may be identified.

An asset’s recoverable value is the higher of its fair value less its selling expenses or its value in use. In the determination of the value in use, estimated future cash flows are discounted at their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and, if any, the risks specific to the asset for which estimated future cash flows have not been adjusted.

Assets with an indefinite useful life (e.g., non financial assets unavailable for use) are not amortized, but are tested for impairment on an annual basis. No impairment losses have been registered during the period.

Non-financial assets, except for goodwill, for which an impairment loss was recorded, are tested at the end of each year for a possible reversal of such impairment.

2.14. Inventories

Inventories have been valued at acquisition cost, in the customary purchase conditions for the Company, net of the allowance for impairment. Such allowance is calculated based on the recoverability analysis done by the Company at the end of the year by comparing cost with net realization value, i.e. the estimated cash selling price in the ordinary course of business less the necessary cost to make such sale. The cost of inventories is determined using the weighted average price method. The value of inventories does not exceed their recoverable value at the end of the year.

2.15. Other assets

The assets included in this line-item have been valued at their acquisition cost.

Investments denominated in foreign currency subject to restrictions on disposition under financial covenants have been valued at face value plus interest accrued as of the end of each period.

2.16. Provisions and other charges

Provisions for lawsuits and contingencies and accrual for asset retirement are recognized when the Company has a present obligation (whether legal or constructive) as a result of a past event, the Company is likely to require an outflow of resources to settle such obligation and when the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account relevant risks and uncertainties. Where a provision is measured using the estimated cash flow necessary to settle the present obligation, its book value represents the present value of such cash flow.

Where some, all or a portion of the resources required to settle a provisioned liability are expected to be recovered, an account receivable is recognized as an asset, if it is virtually certain that the disbursement will be received and the amount of the account receivable may be reliably measured.

In estimating its obligations, the Company takes into consideration the opinion of its legal advisors.

2.17. Financial instruments

2.17.1. Financial assets

Purchases and sales of financial assets are recognized at the transaction date when the Company undertakes to purchase or sell the asset, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value with changes in the statement of income, which are initially measured at fair value.

2.17.1.1. Classification of financial assets

Financial assets are classified within the following specific categories: “financial assets at fair value with changes in the net income” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined upon initial recognition.

2.17.1.2. Recognition and measurement of financial assets

2.17.1.2.1. Financial assets at fair value with changes in net income

Financial assets at fair value with changes in net income (mainly mutual funds) are recorded at fair value, recognizing any gain or loss arising from any re-measurement in the statement of comprehensive income. The net gain or loss recognized in net income includes any results generated by the financial asset.

The fair value of these assets is calculated based on the current quoted market price of these instruments.

2.17.1.2.2. Loans and receivables

Loans and trade receivables with fixed or determinable payments that are not traded in an active market are classified as “trade receivables and other receivables”. Trade receivables and other are initially measured at fair value plus transaction costs, and subsequently measured at amortized cost using the effective interest rate method, less any impairment, if applicable. Interest income is recognized using the effective interest rate method, except for short-term balances for which the recognition of interest is not significant.

2.17.1.2.3. Impairment of financial assets

The Company tests financial assets for impairment at each closing date to assess if there is any objective evidence of impairment. The value of a financial asset or group of assets is impaired, and impairment losses are recognized, only when there is objective evidence of the impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event or events have an impact on the estimated future cash flows of the financial asset or group of assets that can be measured reliably.

Objective evidence of impairment may include, among other things, material financial difficulties of the issuer or obligor, or breach of contractual terms, such as default or delinquency in interest or principal payments.

For certain categories of financial assets, such as loans and receivables, assets that are not impaired on an individual basis are tested for impairment on a collective basis. The objective evidence of impairment of a receivable portfolio includes the Company’s past collection record, an increase in delinquent payments, as well as changes in the local economic situation affecting the recoverability of receivables.

Where there is objective evidence of an impairment loss in the value of loans granted, receivables or held-to-maturity investments recorded at amortized cost, the loss amount is measured as the difference between the book value and the present value of estimated future cash flows (excluding future non-incurred losses), discounted at the financial asset’s original effective interest rate. The book value of the asset is written down under a contra-account. The loss amount is recorded in the result of the period.

If in subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event subsequent to the recognition of the impairment (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed. A loss reversal can only be recorded to the extent the financial asset’s book value does not exceed the amortized cost that would have been determined if the impairment loss had not been recorded at the reversal date. The reversal amount is recognized in the net income for the period.

2.17.1.4. Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights over such asset’s cash flows have expired or when it has transferred the financial asset and, therefore, all the risks and benefits inherent to the ownership of the asset have been transferred to another entity. If the Company retains substantially all the risks and benefits inherent to the ownership of a transferred asset, it shall continue to recognize it and it will recognize a liability for any amounts received.

2.17.2. Financial liabilities

Financial liabilities, except for derivatives, are valued at amortized cost using the effective interest rate method.

2.17.2.1. Bank and financial debt

Bank and financial debts are initially valued at their fair value net of any incurred transaction costs, and subsequently valued at amortized cost using the effective interest rate method. Any difference between the initial value net of transaction costs and the settlement value is recognized in results over the term of the loan using the effective interest rate method. Interest expense is allocated in results, except for the portion allocated to works in progress, which are recorded in line-item “Property, plant and equipment” in the Special Parent Company Only Financial Statement for Merger.

2.17.2.2. Accounts payable and others

Accounts payables with fixed or determinable payments are classified as “accounts payable and others”. Accounts payable are initially measured at fair value, and subsequently measured at amortized cost using the effective interest rate method. Interest expense is recognized using the effective interest rate method, except for short-term balances where interest recognition is not material.

2.17.2.3. Derecognition of financial liabilities

The Company shall derecognize a financial liability (or part of it) when it is extinguished, i.e. when the obligation specified in the relevant contract is either discharged, cancelled or expires.

2.17.2.4. Derivatives and hedge accounting

The Company executes certain financial instruments to hedge its exposure to exchange rate risks.

Derivatives are initially recognized at fair value at the date of execution of the related contract and subsequently re-measured at fair value at the end of the reporting period. The resulting gain or loss is immediately recognized in net income, unless the derivative is designated as a hedging instrument, in which case, the timing for its recognition will depend on the nature of the hedging relationship. The Company uses certain derivatives to hedge the fair value of its recognized liabilities (fair value hedge).

The Company documents at the beginning of the transaction the relationship existing between the hedging instruments and the hedged items, as well as its risk management objectives and the strategy to implement hedge transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, of the high effectiveness of its hedging transactions to offset the changes in the fair value of the hedged items.

The fair value of a hedging derivative is classified as a non current asset or liability if the hedged item matures in more than 12 months, and as a current asset or liability if the hedged item matures within 12 months.

Fair value hedge

Changes in the fair value of derivatives designated and classified as fair value hedges are charged to net income, together with any change in the fair value of a hedged liability attributable to the hedged risk. The Company only applies fair value hedge accounting to cover exchange rate fluctuations of the liabilities it holds in foreign currency. The gain or loss relating to the effective portion of foreign currency forward contracts is charged to net income under financial costs. The gain or loss related to the ineffective portion, if any, is charged to net income as other income and expenses, net. Changes in the fair value of the Company’s hedged liabilities denominated in foreign currency, attributable to the risk described above, are charged to net income under financial costs.

2.17.2.5   Debt refinancing - restructuring

Liabilities arising from the restructuring of Cablevisión’s financial debt have been initially valued at their fair value and will be subsequently measured at the amortized cost using the effective interest rate method.

2.18. Other payables

Other payables have been valued at their nominal value.

2.19. Capital

Ordinary shares are classified as equity (See Note 6).

2.20. Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability in the financial statements for the year in which the dividend distribution is approved by the Meeting of Shareholders.

2.21. Interests in joint operations

A joint operation is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control, i.e., when the financial strategy and operating decisions related to the company’s activities require the unanimous consent of the parties sharing control.

In the case of joint business arrangements executed through Uniones Transitorias de Empresas (“UTE”), considered jointly controlled operations under IFRS 11, the Company recognizes in its financial statements on a line-by-line basis, the jointly controlled assets, liabilities and net income, subject to joint control in proportion to its share in such arrangements. Cablevisión indirectly holds a 50% interest in the UTE Ertach — Prima.

NOTE 3 - ACCOUNTING ESTIMATES AND JUDGMENTS

In the application of the Company’s accounting policies described in Note 2, the Company has to make judgments and prepare accounting estimates of the value of assets and liabilities that may not be obtained from other sources. The estimates and related assumptions are based on historical experience and other relevant factors. Actual results could differ from such estimates.

Underlying estimates and assumptions are continually reviewed. The effects of the review of accounting estimates are recognized for the period in which estimates are reviewed.

These estimates basically refer to:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the amount for which it could be purchased or sold between knowledgeable willing parties, in an arm’s length transaction. If there is a quoted market price available for an instrument in an active market the fair value is calculated based on that price.

If there is no quoted market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments, or, otherwise, on the basis of valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions on the basis of market conditions at closing.

The methodology used for the measurement of the fair value of certain financial instruments is more fully described in Note 2.17.

Allowance for bad debts

The Company calculates the allowance for bad debts for debt instruments that are not valued at fair value taking into account the past uncollectibility record and other circumstances known at the time of calculation.

Impairment losses of certain assets other than receivables (including property, plant and equipment and intangible assets)

Certain assets, including property, plant and equipment and intangible assets are tested for impairment. The Company records impairment losses when it estimates that there is objective evidence thereof or when the cost of such losses will not be recovered through future cash flows. The evaluation of what constitutes impairment is a matter of significant judgment. Impairment of the value of non financial assets is more fully described in
Note 2.11.

Recognition and measurement of deferred tax items

As set forth in Note 2.10, deferred tax assets are only recognized for temporary differences to the extent it is likely that the entity, will have sufficient future taxable income against which to apply the deferred tax assets. Tax loss carryforwards from prior years are only recognized when it is likely that the entity shall have sufficient future taxable income against which they can be used.

The Company examines the recoverable value of the deferred tax assets based on its business plans and books a valuation allowance, if applicable, so that the net position of the deferred tax asset will reflect its probable recoverable value.

Impairment of goodwill

The Company assesses goodwill for impairment on an annual basis. In determining if there is impairment of goodwill, the Company calculates the value in use of the cash generating units to which it has been allocated. The calculation of the value in use requires the entity to determine the future cash flows that should arise from the cash generating units and an appropriate discount rate to calculate the present value.

At the end of the period there were no impairment losses of goodwill.

Provisions for lawsuits and contingencies

The elements taken into consideration for the calculation of the provisions for lawsuits and contingencies are determined based on the present value of the estimated costs arising from the lawsuits brought against the Company.

In estimating its obligations, the Company takes into consideration the opinion of its legal advisors.

Determination of the useful lives of property, plant and equipment and intangible assets

The Company reviews the reasonableness of the estimated useful lives of property, plant and equipment and intangible assets at the end of each year. Estimated useful lives this year do not differ from those estimated in prior years.

Determination of the fair value of assets acquired in business combinations

See accounting policies described in Note 2.5.

NOTE 4 - ACQUISITION OF COMPANIES AND COMPANY’S REORGANIZATION PROCESSES

a) On August 16, 2016, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A. Primera Red Interactiva de Medios Argentinos (PRIMA) S.A. (“Prima”), Cable Video SUR S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A., whereby, on the effective date of the merger -October 1, 2016- (“Effective Date of the Merger”), the Company, as absorbing company, will continue with the operations of Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video SUR S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A. (the “Absorbed Companies”), thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies will be dissolved without liquidation and Cablevisión S.A. will assume all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

At the Company’s Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders approved, among other issues: (i) the Special Parent Company Only Financial Statements and the Special Merger Balance Sheet as of June 30, 2016, which were used as a basis for the execution of the Pre-Merger Commitment, and (ii) of the Pre-Merger Commitment executed on August 16, 2016 between the Company and the Absorbed Companies.

In view of the above, the Company made a filing with the National Communications Agency (“ENACOM”, for its Spanish acronym) in order to inform that Agency of the corporate reorganization to be implemented, and consequently registering under the name of the absorbing company, the “Area Authorizations” required to exploit Cable Television Services corresponding to Copetonas Video Cable S.A., Dorrego Televisión S.A., Indio Rico Cable Color S.A., Cable Video Sur S.A., and Tres Arroyos Televisora Color S.A. The license of Wolves Televisión S.A. was abandoned because the Company already has an Area Authorization in the jurisdiction where Wolves Televisión S.A. exploited the cable television service. In addition, Prima and the Company made a filing with the ENACOM in order to request that Agency to register the license that had been granted to Prima in favor of the Company as a consequence of the corporate reorganization process.

In addition, at the Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders also unanimously approved: (i) the amendment of Article Three of the Bylaws in order to conform the core business of the Company to the new regulatory framework under Laws Nos. 27078 and 26522, and (ii) the amendment of Articles Nine and Ten of the Bylaws in order to eliminate the Executive Committee. Both amendments of the Bylaws were filed with the CNV for its approval.

On March 16, 2017, the CNV approved the merger of the Company with Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A.

At the Extraordinary Shareholders’ Meetings of CV B Holding S.A., Vistone S.A. and Southtel Holdings S.A.
—“The Direct Shareholders of the Company”- held on September 28, 2016, the shareholders approved the Pre-Merger Commitment executed between Grupo Clarín S.A. (“Grupo Clarín”), the Direct Shareholders of the Company and Compañía Latinoamericana de Cable S.A. (“CLC”), whereby, on the Effective Date of the Merger - October 1, 2016- Grupo Clarín, as absorbing company, continued with the operations of the “Direct Shareholders of the Company” and CLC, thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Direct Shareholders of the Company dissolved without liquidation and Grupo Clarín assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

Once the public deed related to the Pre-Merger Commitment, the Company notified the ENACOM of the change in the shareholder structure of the Company, which will not entail a change of control under the provisions of Section 13 of Law No. 27078.

On September 28, 2016, the shareholders of Grupo Clarín, approved the merger by absorption of the Direct Shareholders of the Company and CLC. In addition, at such Shareholders’ Meeting, the shareholders of Grupo Clarín approved the partial spin-off for the creation of a new company domiciled in the City of Buenos Aires under the name “Cablevisión Holding S.A.”. The equity subject to the spin-off comprises the direct (upon the execution of the merger) and indirect equity interests of Grupo Clarín S.A. in Cablevisión S.A. and in GCSA Equity, LLC.

On April 27, 2017, both corporate processes (merger and partial spin-off for the creation a new company) were registered with the Inspección General de Justicia (“Superintendency of Corporations” or “IGJ”) and as from May 1, 2017, the controlling company of Cablevisión (directly and indirectly) is Cablevisión Holding S.A.
(See Note 7).

b) On March 31, 2017, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, NEXTEL COMMUNICATIONS ARGENTINA S.R.L. (“Nextel”), Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A., whereby, as of the merger date —first day of the month following the registration with the IGJ (“Effective Date of the Merger”), Cablevisión, in its capacity as absorbing company, will continue with the operations of Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (the “Absorbed Companies”) thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies dissolved without liquidation and Cablevisión assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities. As of the date of these financial statements, Cablevisión and the Absorbed Companies have called for an Extraordinary Shareholders’ Meeting to consider the above-mentioned Pre-Merger Commitment, which was held and granted the corresponding definitive merger agreement.

On May 17, 2017, at the General Extraordinary Shareholders’ Meeting of the Company the shareholders unanimously decided to approve the merger of the Company (in its capacity as “Absorbing Company”) with its subsidiaries Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A., Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (in their capacity as “Absorbed Companies”). Under the above-mentioned corporate reorganization process, before the closing of this fiscal year, at the effective date of the reorganization as it was reestablished at this Shareholders’ Meeting, all the assets and liabilities, including the assets subject to registration, the rights and obligations that belong to the Absorbed Companies will be deemed to have been incorporated to the equity of the Company, in its capacity as Absorbing Company and successor. The Absorbed Companies will be dissolved without liquidation, and Cablevisión will continue with the operations of the Absorbed Companies.

NOTE 5 — DETAIL OF THE MAIN ITEMS OF THE SPECIAL PARENT COMPANY ONLY FINANCIAL STATEMENT FOR MERGER

The following is a breakdown of the main items of the Special Parent Company Only Financial Statement for Merger at March 31, 2017:

NON-CURRENT ASSETS

5.1. Property, Plant and Equipment

03.31.2017

Buildings and land	249,991,569
Improvements to leased buildings	6,080,884
Installations, machinery and equipment	767,931,517
Furniture and fixtures	13,458,459
Vehicles	211,648,075
Tools	41,323,426
Cables, cable laying and assets under loan for use	7,159,707,203
Work in progress	3,250,196,539
Material	4,396,555,926
16,096,893,598
Allowance for obsolescence of material	(34,428,520)
Total	16,062,465,078

5.2. Intangible Assets

03.31.2017

Trademarks	14,982,430
Software	28,373,173
Other	118,093
Total	43,473,696

5.3. Goodwill

03.31.2017
Cost
Cablevisión Business	2,892,848,578
Total	2,892,848,578

Allocation of goodwill to cash generating units

For the purpose of prove its impairment, goodwill was allocated to the following groups of cash generating units (“CGU”):

03.31.2017

Uruguay operation	15,578,824
Argentina operation	2,877,269,754
2,892,848,578

5.4. Deferred tax asset

03.31.2017

Trade receivables and other receivables	163,610,307
Taxes payable	3,201,233
Provisions and other charges	112,554,162
Accounts payable and others	6,921,967
Bank and financial debt	(198,327)
Other payables	75,713,531
Other temporary differences	(26,678,212)
Property, plant and equipment and intangible assets-net	(284,876,805)
Total deferred tax assent, net	50,247,856

5.5. Investments in subsidiaries and associated companies

Companies	Valuation at 03.31.2017 (1)
Pem S.A.	54,769,986
Cable Imagen S.R.L.	9,431,604
Televisión Dirigida S.A.	1,609,965,442
Adesol S.A.	1,087,871,824
Ver T.V. S.A.	164,428,936
Teledifusora San Miguel Arcángel S.A.	72,851,322
La Capital Cable S.A.	32,010,576
Nextel	2,482,787,452
Other investements valued at equity method	17,136,526
Other goodwill in associated	7,285,858
Total	5,538,539,526

(1)         In certain cases, the equity value does not correspond to the related shareholders’ equity due to: (i) adjustments of the shareholders’ equity of the subsidiaries and/or associates to the Company’s accounting criteria, as required under international standards, and (ii) adjustments of net assets to fair market value in the case of acquisitions made by the Company.

5.6. Investments

03.31.2017

Other placements	359,560,897
Total	359,560,897

5.7. Other receivables

03.31.2017

National tax credits	10,273,600
Provincial tax credits	856,316
Other debtors	2,634,301
Prepaid expenses	11,941,384
Advances to suppliers	285,014,192
Other	2,367,895
Total	313,087,688

CURRENT ASSETS

5.8. Inventories

03.31.2017

Resale goods	9,411,468
Computer equipment held by third parties	2,851,160
Total	12,262,628

5.9. Trade receivables

03.31.2017

Ordinary	1,832,916,994
Related parties (Note 6)	69,085,154
Other	144,151
Allowance for bad debts	(249,836,612)
Total	1,652,309,687

5.10. Other receivables

03.31.2017

National tax credits	97,374,662
Provincial tax credits	20,856,632
Related parties (Note 6)	139,375,331
Prepaid expenses	566,290,222
Advances to suppliers	31,942,775
Judicial deposits	19,783,800
Advances to employees	4,383,107
Other debtors	6,906,102
Deposits in guarantee	43,886,286
Other	45,153,017
Total	975,951,934

5.11. Investments

03.31.2017

Mutual funds	1,855,688,253
Notes and bonds	61,416,553
Fixed-term deposit	13,723,322
Total	1,930,828,128

5.12. Cash and banks

03.31.2017

Cash in local currency	1,166,956
Cash in foreign currency	229,350
Banks in local currency	344,808,573
Banks in foreign currency	280,393,639
To be deposited	11,688,564
Total	638,287,082

NON-CURRENT LIABILITIES

5.13. Bank and financial debt

03.31.2017

Cablevisión Notes - principal	7,695,000,000
Measurement of financial debt at present value	(71,923,282)
For purchase of equipment - principal	625,103,091
Bank loans - principal	144,101,479
Total	8,392,281,288

5.14. Provisions and other charges

03.31.2017

Provisions for lawsuits and contingencies	330,087,216
Accrual for asset retirement	13,447,009
Total	343,534,225

5.15. Taxes payable

03.31.2017

National taxes	4,488,472
Total	4,488,472

5.16. Other payables

03.31.2017

Revenues to accrue	109,188,003
Total	109,188,003

CURRENT LIABILITIES

5.17. Bank and financial debt

03.31.2017

Debt with related companies - principal (Note 6)	11,813,531
For purchase of equipment - principal	753,972,417
Accrued interest	160,017,517
Measurement of financial debt at present value	25,825,016
Bank loans - principal	66,339,846
Total	1,017,968,327

5.18. Taxes payable

03.31.2017

National taxes	2,262,465,112
Provincial taxes	11,716,609
Municipal taxes	56,591,154
Total	2,330,772,875

5.19. Other payables

03.31.2017

Dividends payable — Related parties (Note 6)	1,381,174,334
Dividends payable — Other	231,287,459
Creditors from acquisition of companies - Related parties (Note 6)	1,160,384,005
Fees to directors and syndics	1,055,030
Revenues to accrue	105,716,747
Other	252,794
Total	2,879,870,369

5.20. Accounts payable and others

03.31.2017

Suppliers	1,431,254,466
Commercial accruals	1,152,857,605
Related parties (Note 6)	226,125,384
Social accruals	1,104,190,327
Total	3,914,427,782

NOTE 6 — BALANCE WITH RELATED PARTIES

Below are the principal balances between the Company and related parties at March 31, 2017:

Company	Items	03.31.2017

Direct and indirect shareholders

Grupo Clarín S.A.	Other receivables	1,453,305
	Investments	359,560,897
	Other payables	(549,426,667)

VLG Argentina LLC	Other payables	(821,080,000)

Company	Items	03.31.2017
Subsidiaries and Associated

PEM S.A.	Other receivables	180,183
	Bank and financial debt	(4,852,518)
	Other payables	(13,951,672)

La Capital Cable S.A.	Other receivables	24,854,575
	Bank and financial debt	(8,595,096)

Otamendi Cable Color S.A.	Other receivables	20,566

Televisión Dirigida S.A.	Other receivables	103,885,575
	Other payables	(1,157,100,000)

Telemas S.A.	Other receivables	1,889,886

Televisora Privada del Oeste S.A.	Other receivables	111,882

Teledifusora San Miguel Arcángel S.A.	Other receivables	105,666

Ver TV S.A.	Other receivables	687,695

Audomar S.A.	Other receivables	50,052

AVC Continente Audiovisual S.A.	Other receivables	3,100,681

Cable Imagen S.R.L.	Accounts payable and others	(9,000,962)

CV Berazategui S.A.	Accounts payable and others	(18,433,884)

Ultima Milla S.A.	Accounts payable and others	(4,995,688)

Nextel	Accounts payable and others	(1,932,021)

Skyonline Argentina S.A.	Other receivables	390,958

Netizen S.A.	Other receivables	2,550,844

Below are the principal balances between the Company with other related parties March 31, 2017:

Company	Item	03.31.2017

Other related parties

	Other receivables	93,463
	Trade receivables	69,085,154
	Accounts payable and others	(191,762,829)

Agreements with shareholders

On June 28, 2008, Cablevisión and Grupo Clarín executed a supplementary agreement to the technical assistance agreement, effective as of September 26, 2006, whereby they amended the volume of the services rendered by Grupo Clarín and the mechanism used to determine that company’s annual fee.

On January 6, 2017, the agreement was amended, setting Grupo Clarín’s annual fees.

NOTE 7 — SHARE CAPITAL

03.31.2017

Share Capital	1,200,000,000
1,200,000,000

The issued share capital consists of:

03.31.2017

Fully paid-in common shares	120,000
120,000

At the Extraordinary Shareholders’ Meeting held on January 12, 2016, the shareholders of the Company decided, among other things, i) to cancel 207,157 Class B common book-entry treasury shares with a nominal value of Ps. 1 representing 0.1% of the capital stock and votes of the Company; and, consequently, to reduce the capital stock by Ps. 207,157, (ii) to ratify the amendment of Section 4 of the Bylaws approved by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2014, which, among other things, had amended the nominal value of shares from Ps. 1 to Ps. 10,000 and (iii) delegate on the Board of Directors the power to determine and establish the time, form and conditions of the shares representing the new capital stock to be issued, as well as the payment in cash of the fractions, if any.

In light of the above, on June 29, 2016, the Board of Directors completed the implementation of the payment in cash of the fractions and the change in the nominal value and, therefore, the Company’s capital stock now amounts to Ps. 197,300,000 represented by 19,730 shares, of which i) 15,785 are Class A book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share, and ii) 3,945 are Class B book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share. At the same meeting of the Board of Directors, new shares were issued.

Subsequently, at the Extraordinary Shareholders’ Meeting held on June 30, 2016, the shareholders decided to capitalize in full the following accounts, (i) the Paid-in Capital for Ps. 134,234,500, ii) the merger surplus for Ps. 2,894,151; iii) the partial capitalization of the “Optional Reserve to Maintain the Company’s Level of Capital Expenditures and its Current Solvency Level” for Ps. 865,571,349, thus increasing the capital stock from Ps. 197,300,000 to Ps. 1,200,000,000 through the issuance of 100,270 new common book-entry shares with nominal value of Ps. 10,000 and entitled to one vote per share, of which 80,221 will be Class A common book-entry shares and 20,049 will be Class B common book-entry shares. On March 14, 2017, the capital increase was registered in IGJ.

On May 2, 2017, the Company received a communication sent by Grupo Clarín and Cablevisión Holding S.A. whereby the two companies informed the Company that, pursuant to the spin-off and incorporation process initiated by Grupo Clarín, with effective as from May 1, 2017, Grupo Clarín’s participation in the Company was allocated to Cablevisión Holding S.A. (the “Spin-off and Incorporation”). As a result, the Company’s Board of Directors proceeded to take account of the Spin-off and Incorporation and decided the issuance of the shares, whereby Cablevisión Holding S.A. became the holder of 34,425 Class A shares and 6,782 Class B shares.

The following table shows the Company’s shareholders. The principal shareholders of the Company do not have different or preferred voting rights with respect to the shares owned by them.

Shareholders	Number of Shares	% of Share Capital
Cablevisión Holding S.A. (1)	34,425	28.7
VLG Argentina, LLC (1)(3)	61,581	51.3
Fintech Media LLC (2)	17,212	14.3
Cablevisión Holding S.A (2)	6,782	5.7
Total	120,000	100.0

(1)                 Class A Shares.

(2)                 Class B Shares.

(3)                 Cablevisión Holding S.A holds a 50% equity interest in VLG Argetina LLC.

NOTE 8 — RESERVES, ACCUMULATED RESULTS AND DIVIDENDS

03.31.2017
Legal Reserve	240,000,000
Voluntary Reserve (1)	6,898,436,100
Special reserve — Application of IFRS	42,775,870
Accumulated Results	1,874,143,718
Other Reserve (2)	1,221,975,749
10,277,331,437

(1)         As of March 31, 2017, includes Ps. 151 million of voluntary reserve for future distributions of dividends and Ps. 6,747.4 million of voluntary reserve to maintain the level of investments in fixed assets and the current level of solvency of the Company.

(2)         Corresponds to comprehensive Income.

1. Cablevisión

On March 30, 2017, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2016, of Ps. 4,045,337,263, according to the following detail: (i) Ps. 1,600,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or U.S. dollars in two installments, the first of which to be paid within thirty days of the Shareholders’ Meeting and the second to be paid on December 31, 2017 or earlier date to be determined by the boar, delegating on the board the time and form of payment, (ii) Ps. 200,479,147 to the increase in the Legal Reserve, and (iii) Ps. 2,244,858,116 to the Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements the Company has paid Ps. 800,000,000 of its distributed dividends.

2. Subsidiaries

On December 22, 2016, Adesol S.A. executed a call option agreement (the “Call Option Agreement”) with the majority shareholder of the special purpose entities (see Note 2.4.1 to the Consolidated Financial Statements as of December 31, 2016), whereby, Adesol has the right to exercise, until December 31, 2021, the irrevocable call option on the shares of those companies (the “Call Option”). If it exercises the Call Option, the purchase price has been preliminarily established in the amount of Ps. 127,600,002, subject to an eventual adjustment in case certain circumstances provided under the Call Option Agreement occur.

In addition to the execution of the Call Option Agreement, Adesol S.A. paid to the grantor an option premium under the Call Option in the amount of Ps. 44,660,000. If Adesol S.A. does not exercise the Call Option, the seller shall irrevocably retain the amount paid by Adesol S.A., and the agreement will be terminated.

If it exercises the Call Option, the assignment, sale and transfer of the shares in favor of Adesol S.A. shall be subject, as condition precedent, to the approval by the Communication Services Regulatory Agency of the Republic of Uruguay.

During the month of February 2017, the subsidiary Ver T.V. S.A. voted dividends of Ps. 77.1 million of which Ps. 37.8 million correspond to the Company according to its pro rata participation. As of the date of these financial statements, the aforementioned dividends were paid.

NOTE 9 — REGULATORY FRAMEWORK

9.1. Nextel

9.1.1 Other requests for authorization filed with the ENACOM

On June 22, 2016, Nextel made a filing with the ENACOM in order to request authorization for direct and indirect share transfers that would imply a direct and/or indirect change of control in favor of Nextel, pursuant to Section 13 of Law No. 27078, with respect to the licensees of telecommunication services listed below:

•                  Fibercomm S.A.

•                  Trixco S.A.

•                  Callbi S.A.

•                  Infotel S.A.

•                  Skyonline de Argentina S.A.

•                  Netizen S.A.

•                  Eritown Corporation Argentina S.A.

Within the required term, on January 6, 2017, the ENACOM issued Resolution No. 111/2017, which under Section 1 authorizes the share transfers mentioned above.

The filing made on June 22, 2016 also included a request to change the allocation of a portion of the spectrum that corresponds to the licensees acquired by the Company in order to render 4G services, which was not addressed in ENACOM Resolution No. 111/2017.

Notwithstanding the foregoing, taking into consideration the new regulations provided under Decree No. 1340/16 and Resolution No. 171/2017 issued by the Ministry of Communications, Nextel reformulated the original request in accordance with the new effective regulations, thus initiating a new administrative file. In this last filing, Nextel finally requested:

•                  The beginning of a Refarming process with Economic Compensation as provided under Resolution No. 171/2017;

•                  The authorization of the agreements executed by Nextel with the licensees acquired by the Company to operate the services registered by Nextel with the portion of the spectrum allocated to those licensees to render their respective services;

•                  The approval of the registration by Nextel of the Advanced Mobile Telecommunications Service; and,

•                  The authorization of the change that would allow that company:

•                  To change the allocation and channeling on a primary basis of the 905-915 MHz and 950-960 MHz bands to render advanced mobile communication services at national level with primary status; and,

•                  To enhance the allocation of the frequency bands and change the channeling of the 2500 MHz band to the 2690 MHz band to render advanced mobile communication services at national level with primary status.

By means of Resolution ENACOM No. 1033/2017, the ENACOM provided for the use of the frequency bands between 905 and 915 MHz and between 950 and 960 MHz for the rendering of the ADVANCED MOBILE COMMUNICATIONS SERVICE (“SCMA”) and by means of Resolution ENACOM No. 1034/2017, the ENACOM provided for the use of the frequency band between 2500 and 2690 MHz for the provision of SCMA, in addition to the current services when their coexistence is possible.

By means of Resolution ENACOM No. 1299/2017 approves the project for Refarming with Economic Compensation, filed by that company to provide Advanced Mobile Communication Services in the frequencies that had been subject to change in allocation pursuant to ENACOM Resolutions No. 1033 and 1034/2017.

In addition, the ENACOM decided to register Nextel as provider of Advanced Mobile Communication Services in the Registry of Services; and to authorize the use of above-mentioned frequencies.

In the same resolution and as part of the authorization, that agency imposed additional Coverage Obligations on Nextel.

It also imposes two obligations that must be fulfilled prior to initiating the rendering of Advanced Mobile Communication Services: (i) the return of the proposed radio-electric spectrum; and (ii) the creation of a guaranty issued in favor of and satisfactory to ENACOM for an amount equal to the value of the radio-electric spectrum that is subject to return.

The Resolution also orders that Nextel shall post a performance bond to guarantee the obligations and responsibilities undertaken by that company to be issued in favor and to the satisfaction of the ENACOM for the amount and under the terms that shall be set forth in the contract to be executed with the ENACOM. That contract shall establish, in addition to the economic compensation to be paid by Nextel, the terms, conditions, goals, obligations and other matters inherent to the rendering of the Advanced Mobile Communication Services authorized by that agency to which Nextel shall be bound.

On April 12, 2017, Nextel executed with the ENACOM the above-mentioned agreement. On April 28, 2017, pursuant the Agreement executed with the ENACOM, Nextel transferred to that agency the “economic compensation” of Ps. 478,240,214, established by the ENACOM on April 26, 2017. In another agreement also executed on April 12, 2017, Nextel accepted and expressly consented to the authorization granted to the Chairman of the ENACOM to decide on, within a term of 2 years as from the date of the agreement, the replacement with economic compensation -to be borne by Nextel- of certain channels of the 2500-2690 MHz frequency bands for frequencies in other bands, as established under Article 7 of ENACOM Resolution No. 1034/2017.

Also, on May 5, 2017, Nextel posted the performance bond provided under the agreement in order to guarantee: (i) compliance with the coverage obligations in the localities ordered by ENACOM; and (ii) the return of compromised radio spectrum.

Through Resolution No. 3909-E/2017 published on May 24, 2017, the ENACOM decided to record the agreements described in the previous paragraph.

NOTE 10 — PROVISIONS AND OTHER CHARGES

10.1. Legal and administrative processes and other commitments

a) The Secretary of Domestic Trader (“SCI”) through its Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to estimate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010. Cable television operators must adjust such amount semi-annually and inform the result of such adjustment to said Office.

Even though as of the date of these financial statements, the Company cannot assure the actual impact of the application of this formula, given the vagueness of the variables provided by the Resolution to calculate the monthly subscription prices, the Company believes that Resolution No. 50/10 is arbitrary and bluntly disregards its freedom to contract, which is part of the right to freedom of industry and trade. Therefore, the Company has filed the pertinent administrative claims and has brought the necessary legal actions requesting the suspension of the Resolution’s effects and ultimately requesting its nullification.

Even though the Company and/or some of its subsidiaries, like other companies in the industry, have strong constitutional arguments to support their position, it cannot be assured that the final outcome of this issue will be favorable. Therefore, the Company may be forced to modify the price of its pay television subscription, a situation that could significantly affect the revenues of its core business. This creates a general framework of uncertainty over the Company’s business that could significantly affect the recoverability of its relevant assets. Notwithstanding the foregoing, as of the date of these parent company only financial statements, in accordance with the decision rendered on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish acronym). Upon being served on the SCI and the Ministry of Economy on September 12, 2011 such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision rendered by the

Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed and so the National Government filed a direct appeal with the Supreme Court, which has also been dismissed.

On June 1, 2010, the SCI imposed a Ps. 5 million fine on the Company alleging that it had failed to comply with the information regime set forth by Resolution No. 50/10 and invoking the Consumer Defense Law to impose such penalty. The fine was appealed and submitted to the Federal Court of Appeals on Administrative Matters, Chamber No. 5 which decided to reduce the fine to Ps. 300,000. The Company appealed this decision by filing an extraordinary appeal with the Supreme Court of Argentina.

On March 10, 2011 SCI Resolution No. 36/11 was published in the Official Gazette. This resolution falls within the framework of SCI Resolution No. 50/10. Resolution No. 36/11 sets forth the parameters to be applied to the services rendered by Cablevisión to its subscribers from January through April 2011. These parameters are as follows: 1) the monthly basic subscription price shall be of Ps. 109 for that period; 2) the price of other services rendered by Cablevisión should remain unchanged as of the date of publication of the resolution; and 3) the promotional benefits, existing rebates and/or discounts already granted as of that same date shall be maintained. The resolution also provides that Cablevisión shall reimburse users for any amount collected above the price set for that period.

The Company believes that Resolution No. 36/11 is illegal and arbitrary, since it is grounded on Resolution 50/10, which is absolutely null and void. Since the application of Resolution No. 50/10 has been suspended, the application of Resolution No. 36/11, which falls within the framework of the former, is also suspended.

The claim filed by the Company seeking the nullification of Resolution No. 50/10 is currently pending before the Federal Administrative Court of First Instance No. 7 of the City of Buenos Aires. This claim was dismissed in view of the claim pending in the City of Mar del Plata.

Subsequently, the SCI issued Resolutions Nos. 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 pursuant to which the SCI extended the effectiveness of Resolution No. 36/11 up to and including September 2014, and adjusted the cable television subscription price to Ps. 152. The Company believes, however, that given the terms under which the Federal Court of the City of Mar del Plata granted the preliminary injunction, that is, ordering the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC (among them, the Company and its subsidiaries), and also given the fact that Resolutions No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 merely apply of Resolution No. 50/10, the Company continues to be protected by said preliminary injunction, and therefore, the ordinary course of its business will not be affected.

On April 23, 2013, the Company was served notice of a decision rendered in re “Defensor del Pueblo de Buenos Aires c/Cablevisión S.A. s/Amparo Ley 16986 (Incidente de Medida Cautelar)” pending before Federal Court No. 2, Civil Clerk’s Office No. 4 of the City of La Plata, in connection with the price of cable television subscriptions, whereby the court imposed a cumulative fine of Ps. 100,000 per day on the Company.

The Company appealed the fine on the grounds that, Resolution No. 50/10 issued by Mr. Moreno, as well as its extensions and/or amendments, were suspended, as mentioned above, by an injunction with respect to the Company and its branches and subsidiaries prior to the imposition of the fine, pursuant to the collective injunction issued by the Federal Court of the City of Mar del Plata on August 1, 2011 in re “La Capital Cable y Otros c/ Estado Nacional y Otros s/ Medida Precautoria”. That injunction suspended the application of all the criteria set by the Secretariat of Domestic Trade under Mr. Guillermo Moreno.

The Federal Court of Appeals of the City of La Plata reduced the fine to Ps. 10,000 per day. The Company filed an appeal against that decision in due time and form. On October 16, 2013, the Court of Appeals dismissed the appeal filed by the Company. On that same date, the Company settled the fine in the amount of Ps. 1,260,000 and compliance was recorded in the file.

On June 11, 2013, the Company was served notice of a resolution rendered in the abovementioned case, whereby the court ordered the appointment of an expert overseer (perito interventor) specialized in economic sciences to: (i) verify whether or not the invoices corresponding to the basic cable television subscription issued by the Company to subscribers domiciled in the Province of Buenos Aires, are actually prepared at the headquarters located at Gral. Hornos 690, and/or at the Company’s branch offices, precisely detailing that process, (ii) identify the individuals responsible for that area, (iii) determine whether or not the administrative actions tending towards the effective compliance with the injunction issued on that case are underway, and (iv) identify the senior staff of the Company that must order the invoice issuance area to prepare the invoices as decided under that injunction.

The Company timely appealed the appointment of said expert on the same grounds stated above. This appeal is also pending before the Federal Court of Appeals of the City of La Plata.

For the purposes of enforcing the injunction, the court issued letters rogatory to the competent judge of the City of Buenos Aires. Upon the initiation of that proceeding, both the Federal Court on Administrative Matters and the Federal Court on Civil and Commercial Matters declined jurisdiction to enforce the injunction ordered by the Federal Judge of La Plata. The Company has appealed the decision in connection with the lack of jurisdiction in due time and form. Chamber No. 1 of the Federal Court of Appeals on Civil and Commercial Matters confirmed the appealed decision. Accordingly, the Company will file an extraordinary appeal in due time and form.

It should be noted that, in light of the corporate reorganization, both parties requested the suspension of the procedural terms for 180 days. The judge granted such request. Therefore, the procedural terms were suspended until December 11, 2014. Given the decision rendered by the Supreme Court of Argentina in re “Municipality of Berazategui v. Cablevisión” mentioned below, the procedural periods remain suspended until the Federal Court of Mar del Plata renders a decision thereon.

The file initiated by the Ombudsman before the Federal Court of La Plata, was sent to Mar del Plata, as established by the decision rendered in re Municipality of Berazategui v. Cablevisión referred to below, ordering that the preliminary injunction be revoked because it contradicts the injunction ordered in the proceeding initiated by ATVC.

After the Federal Court of the City of Mar del Plata issued its injunction, several Municipal Offices of Consumer Information (“OMIC”, for its Spanish acronym) and several individuals filed claims requesting that the Company comply with Resolution No. 50/10 and the subsequent resolutions that extended its effectiveness. In some cases, preliminary injunctions were granted. In every case, the Company appealed such preliminary injunctions alleging that Resolution No. 50/10, as amended, and/or the subsequent resolutions that extended its effectiveness, had been suspended with respect of the Company, its branches and subsidiaries prior to the issuance of such preliminary injunctions.

On September 23, 2014, the Court rendered a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering that the cases related to these resolutions continue under the jurisdiction of the Federal Court of Mar del Plata that had issued the decision on the collective action in favor of ATVC.

Decisions made on the basis of these special parent company only financial statement should consider the eventual impact that the above-mentioned resolutions might have on the Company and its subsidiaries, and the Company’s special parent company only financial statement should be read in light of such uncertainty.

NOTE 11 — APPROVAL OF THE SPECIAL PARENT COMPANY ONLY FINANCIAL STATEMENTS FOR MERGER

These special parent company only financial statement have been approved by the Board of Directors of the Company and their issue has been authorized for June 30, 2017.